UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated May 15, 2023

Commission File Number: 001-40286

Arrival

(Translation of registrant’s name into English)

60A, rue des Bruyères

L-1274 Howald,

Grand Duchy of Luxembourg

+352 26845062

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On May 15, 2023, Arrival (the “Company”) issued a press release announcing its First Quarter 2023 Business Update. A copy of the press release is furnished as Exhibit 99.1 to this report on Form 6-K. The Company hosted a webinar on May 15, 2023 to discuss its First Quarter 2023 Business Update. A copy of the webinar presentation and a transcript thereof are furnished as Exhibit 99.2 and Exhibit 99.3, respectively, to this report on Form 6-K.

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Press Release, dated May 15, 2023

99.2	Business Update Presentation

99.3	Business Update Transcript

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARRIVAL

By	/s/ John Wozniak
Name: John Wozniak
Title: Chief Financial Officer

Dated: May 15, 2023